Cloudastructure, Inc.

May 13, 2025

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cloudastructure, Inc. Registration Statement on Form S-1 File No. 333-286654

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cloudastructure, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on Wednesday, May 14, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Vanessa Schoenthaler of Saul Ewing LLP, counsel to the Registrant (“Counsel”), to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Counsel at (212) 980-7208.

If you have any questions regarding this request, please contact Counsel at (212) 980-7208.

Very truly yours,

CLOUDASTRUCTURE, INC.

James McCormick

JM/vjs
cc	Vanessa Schoenthaler, Saul Ewing LLP